FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated March 07, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF cheese factory opens in Goiás

Operations start in March and will primarily serve the North and Northeast regions of the country; more than R$ 30 million were invested in the project

         The production of cheese by BRF will increase by 1,000 tons/month starting from the first half of March. The volume will be produced in Itumbiara, Goiás, where the company already operates a dairy unit. “We invested more than R$ 30 million in civil engineering design and procurement of equipment,” says Fábio Medeiros, vice-president of the dairy unit of BRF. “The unit will serve mainly the North and Northeast regions of the country,” the executive adds. Sadia and Santa Rosa mozzarella cheese will be produced.

         Furthermore, the Dobon milk compound, marketed exclusively in the North, will also be produced onsite. “BRF is mindful of the continued growth of the dairy sector, especially in the category of cheese, that represents annually about R$ 7 billion,” said Medeiros. “Every year we sell nearly 700,000 tons of cheese in the country, with the predominant share in mozzarella and prato cheeses,” said Medeiros.

Itumbiara and Terenos

         Besides cheese, the Itumbiara complex produces butter, flavored products, milk powder, UHT cream and milk. The production meets the demand of the Southeast, Northeast, North and Midwest. About 800 producers ensure the supply of raw material which, on average, amount to 14 million liters/month. The items produced in the unit are marketed under the brands Batavo, Elegê, Cotochés and Santa Rosa.

         The BRF plant of Terenos produces about 400 tons/month of cheese. “The forecast is to reach 600 tons/month in the first six months,” said Medeiros. The items are marketed under the Sadia and Santa Rosa brands, and meet the demand of the Southeast, Midwest and Northeast. “This plan reinforces the presence of BRF in the Midwest, where the company maintains another cheese unit in Terenos, Mato Grosso do Sul,” says Medeiros.

About BRF

         BRF, owner of the Perdigão, Sadia, Batavo and Elegê brands, is the world’s largest exporter of poultry, one of the main buyers of milk and a principal dairy processor in Brazil. The company has around 115,000 employees, has 61 plants in Brazil and seven abroad (Argentina, England and Holland), in addition to distribution centers that cover the entire national territory. Today, BRF exports its products to more than 140 countries and has a portfolio of more than 3,000 items, including the meat, milk, margarine, pasta, frozen entrees and frozen vegetables sectors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   March 07, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director